CERTAIN INFORMATION IN THIS LETTER HAS BEEN

OMITTED AND FILED WITH THE SECURITIES AND

EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT

PURSUANT TO 17 C.F.R. §200.83 HAS BEEN REQUESTED

BY METROPOLITAN LIFE INSURANCE COMPANY

WITH RESPECT TO SUCH INFORMATION.

Metropolitan Life Insurance Company

1095 Avenue of the Americas

New York, NY 10036

212 578-2211

Peter M. Carlson
Executive Vice President and
Chief Accounting Officer
pcarlson@metlife.com

October 15, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Life Insurance Company

Registration Statement on Form 10

Filed August 28, 2013

File Number: 000-55029

Dear Mr. Riedler:

This letter sets forth the responses of Metropolitan Life Insurance Company (the “Company”) to your letter dated September 25, 2013, regarding the Company’s Registration Statement on Form 10 filed August 28, 2013 (the “Form 10”). Amendment No. 1 to the Form 10 (“Amendment No. 1”) is being filed concurrently herewith. Enclosed with the copy of this letter that is being transmitted via overnight delivery are five copies of Amendment No. 1 in paper format, which have been marked to show changes from the Form 10 filed August 28, 2013. In addition to addressing the comments raised in your letter, the Company has revised the Form 10 to update certain other disclosure in Amendment No. 1.

Your comments are reproduced below in boldface, italic type and the Company’s response is set forth immediately below each comment.

General

1.

We note that you provide a risk factor on page 41 regarding the potential material effects of a downgrade of your financial strength ratings and a discussion in the “Liquidity and Capital Resources” section under the subsection “Capital” discussing the existence of rating agencies assigning insurer financial strength ratings. However, you do not include a discussion of the actual ratings in your registration statement. Please clarify whether the registrant or its

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2013

subsidiaries have actually been rated and if so please disclose your financial strength ratings. In order to put the information in the proper context please address all rating agency ratings. Explain what such ratings are intended to measure, how the specific rating ranks in the agency’s rating scheme and what the rating indicates about the registrant’s or subsidiary’s financial strength.

Management Response:

In response to your comment, the Company has added disclosure on pages 27 and 28 of Amendment No. 1.

Note Regarding Forward-Looking Statements, page 3

2.	We note that since you are not yet a public company, you are not covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Please delete the reference to the Private Securities Litigation Reform Act of 1995 in this section and the section entitled “Forward-Looking Statements and Other Financial Information” on page 53.

Management Response:

In response to your comment, the Company has deleted references to the Private Securities Litigation Reform Act of 1995 from the disclosure on pages 3 and 56 of Amendment No. 1.

Item 1. Business

Overview, page 6

3.	We note that revenues derived from one external customer were $2.5 billion, $2.4 billion and $2.2 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Please expand your disclosure to identify the customer and the nature of the products provided to the customer. If you have an agreement with the customer, please describe the material terms of the agreement and file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Management Response:

[***] In accordance with Item 101 of Regulation S-K, the Company does not believe that expanded disclosure to identify the customer and the nature of the products provided to the customer is required. The terms of the agreement with the customer are confidential, and the Company does not believe that the agreement is required to be filed as a material agreement exhibit pursuant to Item 601(b)(10) of Regulation S-K.

[***] Certain information has been omitted and filed with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2013

Group, Voluntary & Worksite Benefits, page 9

4.	Please describe what you mean by the terms “administrative services-only (“ASO”) arrangements” when you state that you also sell administrative services-only (“ASO”) arrangements to some employers.

Management Response:

In response to your comment, the Company has added disclosure on page 9 of Amendment No. 1.

Corporate Benefit Funding, page 10

5.	Please expand your disclosure to describe the following products in the applicable subsections the first time you refer to them:

•	General account guaranteed interest contracts;

•	Separate account guaranteed interest contracts;

•	Private floating rate funding agreements;

•	General account and separate account annuity products;

•	Structured settlement annuities;

•	Funding agreements;

•	Funding agreement-backed notes; and

•	Funding agreement-backed commercial paper.

Management Response:

In response to your comment, the Company has added disclosure on pages 10 and 11 of Amendment No. 1.

Reinsurance Activity, page 14

6.	Please define the term “captive reinsurers” the first time you use it in the third paragraph of this section.

Management Response:

In response to your comment, the Company has added disclosure on page 15 of Amendment No. 1.

Group, Voluntary & Worksite Benefits, page 15

7.	We note that for policies with Group, Voluntary & Worksite Benefits, you generally retain most of the risk and only cede particular risks on certain client arrangements. Please describe the “particular” risks which you cede and what you mean when you refer to “certain” client arrangements. Also, please provide the percentage of risk which you cede.

Management Response:

In response to your comment, the Company has added disclosure on page 16 of Amendment No. 1.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2013

Corporate Benefit Funding, page 15

8.	Please describe under what circumstances your Corporate Benefit Funding segment has engaged in reinsurance activities and the percentage of risk that you reinsure.

Management Response:

In response to your comment, the Company has added disclosure on page 16 of Amendment No. 1.

Catastrophe Coverage, page 15

9.	Please discuss the meaning of “retention and quota share reinsurance agreements” the first time you refer to them and clarify what you mean when you state that you also “use excess” of these agreements to provide greater diversification of risk and minimize exposure to larger risks. Also, please identify the product groups you offer that bear catastrophe risk and provide the percentage of each such product group you reinsure.

Management Response:

In response to your comment, the Company has amended the disclosure on page 16 and 17 of Amendment No. 1.

Holding Company Regulation

Insurance Regulatory Examinations, page 17

10.	We note that in January 2013, MetLife, Inc. was the subject of a Supervisory College meeting which was attended by MetLife, Inc.’s key U.S. and international insurance regulators, including your key regulators. Please expand your disclosure in this section to discuss why the meeting was held and the outcome of the meeting including any material effect it may have on your business.

Management Response:

In response to your comment, the Company has added disclosure on page 19 of Amendment No. 1.

Item 1A. Risk Factors

Regulatory and Legal Risks

Legislative and Regulatory Activity in Health Care and Other Employee…, page 35

11.	Please identify the provisions of the Health Care Act that may have the most significant impact on you as a provider of non-medical health care benefits and explain how these provisions could potentially have a negative effect on your return for these types of products. Please also identify the most significant provisions for the purchaser to the extent the provisions may affect your results.

Management Response:

In response to your comment, the Company has added disclosure on page 38 of Amendment No. 1.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2013

Investment-Related Risks

Our Requirements to Pledge Collateral or Make Payments Related to Declines in…, page 38

12.	Please explain the specific circumstances that would cause the amount of collateral to increase and quantify how they would increase under your outstanding agreements. Please also discuss how Dodd-Frank may cause you to have to increase collateral amounts and whether the increase would pertain to outstanding and/or future arrangements.

Management Response:

In response to your comment, the Company has added disclosure on page 41 of Amendment No. 1 to explain the specific circumstances that would cause the amount of collateral to increase and discuss how Dodd-Frank may cause the Company to increase collateral amounts related to future derivatives transactions. As a result of the continuous nature of the Company’s hedging activities, it is not possible to quantify the increase in collateral amounts that may be required under Dodd-Frank. The specific amount and types of derivatives that will be utilized in the Company’s future derivatives activities are not known and any assumptions made by the Company in this regard could not be used as an accurate predictor of future collateral needs.

Gross Unrealized Losses on Fixed Maturity and Equity Securities and…, page 38

13.	Please expand the first sentence of your risk factor to disclose what percentage of your investment portfolio your fixed maturity securities represent.

Management Response:

In response to your comment, the Company has added disclosure on page 41 of Amendment No. 1.

Risks Related to Our Business

Metropolitan Life Insurance Company May Need to Fund Deficiencies in Its Closed…, page 41

14.	Please expand your risk factor to disclose the policies that are included in the closed block. Also, please state the amount of assets and liabilities included in the block as of the latest financial statement date.

Management Response:

In response to your comment, the Company has added disclosure on page 44 of Amendment No. 1.

Reinsurance May Not Be Available, Affordable or Adequate to Protect Us …, page 42

15.	Please describe under what circumstances the price of reinsurance for business already reinsured may increase.

Management Response:

In response to your comment, the Company has added disclosure on page 45 of Amendment No. 1.

General Risks

The Failure in Cyber- or Other Information Security Systems, as well as…, page 51

16.	Please quantify the amount of your cyber liability insurance in the last paragraph of this risk factor.

Management Response:

In response to your comment, the Company has added disclosure on page 54 of Amendment No. 1.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Annual Financial Information

Industry Trends

Impact of a Sustained Low Interest Rate Environment, page 57

17.	You state that you expect to be able to substantially mitigate the negative impact of a sustained low interest rate environment in the U.S. on your profitability. Please revise your disclosure to quantify the expected effects of a continued low interest rate environment on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

Management Response:

MetLife, Inc., the parent company of the Company, disclosed the impact of a sustained low interest rate environment on its profitability by product in the MetLife, Inc. Form 10-K for the year ended December 31, 2012. We intend to continue to provide this disclosure assuming a near to intermediate term analysis of the effects of a sustained low interest rate environment in the U.S. warrants disclosure.

The analysis supporting that disclosure is performed on a consolidated basis at the product level and the information is not readily available by legal entity (i.e. the Company). As a result, the Company included qualitative disclosure in the Form 10. We believe that the information requested is of interest to holders of the Company’s equity securities, but all of the Company’s equity securities are owned by MetLife, Inc. and there are no plans to offer the Company’s equity securities to the public. We do not believe that the information requested would be material to holders of the registered insurance and annuity products to be offered by the Company. Further, the current interest rate environment is more favorable since MetLife, Inc. disclosed the impact in its 2012 Form 10-K. As a result, the Company believes that the impact of a sustained low interest rate environment on its businesses has diminished and that the qualitative disclosure in the Form 10, now found on pages 60 and 61 of Amendment No. 1, is appropriate.

Economic Capital, page 65

18.	We note that your economic capital model accounts for the unique and specific nature of the risks inherent in MetLife Inc.’s and MLIC’s business and that it aligns segment allocated equity with emerging standards and consistent risk principles. Please expand your disclosure to describe these “emerging standards and consistent risk principles.”

Management Response:

In response to your comment, the Company has added disclosure on page 68 of Amendment No. 1.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2013

Results of Operations

Consolidated Results

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011, page 66

19.	Please revise your disclosures to address the following:

•	Please break out the $142 million benefit between the amount related to DAC, the amount related to reserves and the amount related to intangibles.

•	Please identify the key assumptions that changed as a result of the global review and the factors that caused these assumptions to change.

•	For the $515 million reflected in net derivative gains (losses), please clarify where this is reflected in the table on page 68.

•	Your tables on pages 68,123 and 125 and the related discussions for the change in market and other risk factors focus on the net change. Please revise to clarify the specific factors that caused the significant fluctuation from period to period in the market and other risk factor on a gross basis. In addition, please provide a breakdown of the factors included in market and other risks. The breakdown in the bullets beginning on pages 69, 124 and 126 only appears to address the market factors.

Management Response:

In response to your comments in the first, second and third bullet points above, the Company has added disclosure on page 72 of Amendment No. 1. With regard to your comment in the fourth bullet point above, the Company has the data for direct guarantees only. The Company has provided a breakdown by line item of market risks and other risks for embedded derivatives – direct guarantees in the table on page 71 of Amendment No. 1. The Company does not currently produce the requested data for ceded reinsurance and, at this time, the Company believes it is impracticable to build an attribution process, as significant financial systems modifications would need to be made in order to produce such data.

Liquidity and Capital Resources, page 100

20.	You disclose on page 17 and elsewhere in the filing that you utilize captive reinsurers to satisfy statutory reserve requirements and that you also cede variable annuity risks to a captive reinsurer. Please include additional disclosures in the liquidity and capital resources section of MD&A related to your captive reinsurers to address the following information, as applicable:

•	The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•	The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives’ obligations. Tell us the nature and amount separately for Metlife Inc. and for Metropolitan Life Insurance Company of their assets, guarantees, letters of credit or promises securing the captives’ obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

•	Uncertainties associated with your continued use of captive insurance subsidiaries and the reasonably likely effects on your financial position and results of operations, if you discontinue this practice.

•	In addition, your disclosure on page 18 states that additional information on your use of captive reinsurers is in Note 11 of the Notes to the Consolidated Financial Statements but it does not appear that you have included information on the captive reinsurers in the notes. Please revise as needed.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2013

Management Response:

In response to your comment, the Company has added disclosure on pages 106 and 107 of Amendment No. 1. In response to your comment in the fifth bullet point above, the Company has removed the reference to Note 11.

Notes to Consolidated Financial Statements

19. Related Party Transactions, page 311

21.	Please disclose both the direct and indirect expenses that are allocated to the company from MetLife and clarify the method that is used to allocate the expenses.

Management Response:

Services entered into under agreements with affiliates are specific to the Company and charged directly, or are based on various performance measures or activity-based costing, including weighted sales, new policy issuance, in-force policies and commissions and charged indirectly to the Company. Direct expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $878 million, $906 million and $801 million for the years ended December 31, 2012, 2011 and 2010, respectively. Indirect expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $1.7 billion, $1.9 billion and $1.9 billion for the years ended December 31, 2012, 2011 and 2010, respectively.

Typical services provided under agreements to provide additional services include investment advice and distribution services, charged directly, and management and policy administrative functions, charged indirectly. Direct expenses incurred by the Company related to these agreements, included in other expenses, were $205 million, $197 million and $180 million for the years ended December 31, 2012, 2011 and 2010, respectively, and were reimbursed to the Company by these affiliates. Indirect expenses incurred by the Company related to these agreements, included in other expenses, were $1.4 billion, $1.4 billion and $1.0 billion for the years ended December 31, 2012, 2011 and 2010, respectively, and were reimbursed to the Company by these affiliates.

The Company has not amended Note 18 to disclose direct and indirect expenses. Management does not review expense data in this format as it is not considered to be meaningful in assessing and analyzing expenses. ASC 850-10-50-1 states that “financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.” Direct and indirect expenses are in the ordinary course of business and there is no specific requirement under current accounting standards or is it industry practice to disclose this breakout.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2013

If we may be of assistance in answering any questions that may arise in connection with the Staff’s review of our Form 10 filing, please call Matthew Ricciardi at 212-578-2675, or me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RiedlerJ@SEC.GOV and to your colleagues copied below at their respective email addresses, in addition to filing it on EDGAR under the form type label CORRESP and sending via overnight delivery.

Sincerely,

/s/ Peter M. Carlson
Peter M. Carlson

cc:	Daniel Greenspan

Charles Kwon

Johnny Gharib

U.S. Securities and Exchange Commission

Matthew Ricciardi

MetLife